Blank Rome LLP

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New York, NY 10020

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www.blankrome.com

June 3, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Two Roads Shared Trust

(1933 Act Registration No. 333-182417)

(1940 Act Registration No. 811-22718)

Ladies and Gentlemen:

On behalf of Two Roads Shared Trust (the “Trust”) transmitted herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 273, and for filing under the Investment Company Act of 1940, as amended (the “1940 Act”), is Amendment No. 276 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

This Amendment is being made to register one new series of the Trust, the APEX Global HealthCare ETF. This Amendment does not affect the currently effective prospectuses and statements of additional information for other series and classes of the Trust not included herein. No fee is required in connection with this Amendment.

Questions and comments concerning the enclosed materials may be directed to me at (212) 885-5147.

Sincerely,

/s/ Stacy H. Louizos

Stacy H. Louizos